VESTA INTERNATIONAL, CORP.

56-26 Chongshan Middle Rd, 1-5-1, Huanggu

Shenyang, Liaoning, China, 110031

September 25, 2013

Ms.  Asia Timmons-Pierce,

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Vesta International, Corp.

      Amendment # 1 to

      Registration Statement on Form S-1

      Filed August 23, 2013

      File No. 333-190656

Dear Mr. Ingram,

We received your letter dated September 19, 2013 which included a comment regarding our Amendment No1 to Registration Statement on Form S-1 filed on August 23, 2013. In response to the letter we filed Amendment No. 2 to Registration Statement on Form S-1 with the changes to the Company’s Amendment No.1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 23, 2013:

General

1. Disclosures indicate that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering.

Response: We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is commencing operations in the distribution of ceramic sanitary ware. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity.

2. Advise us of all other registration statements of companies for which your sole officer and director may have acted as a promoter or in which she had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Response: There are no any companies for which our sole officer and director have acted as a promoter or in which she had a controlling interest.

3. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

Response: We revise our disclosure throughout the registration statement to state that we are currently a shell company.

Prospectus Cover Page, page 3

4. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. You may wish to show this information assuming the sale of 25%, 50%, 75%, and 100% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Response: We revised our disclosure to include the anticipated net proceeds from the offering on an aggregate basis.

Prospectus Summary, page 5

5. Please revise the disclosure in the second paragraph to state that, if you are unable to raise a minimum funding of $30,000 required to conduct your business over the next 12 months, your business may fail.

Response: We revised our disclosure to state that, if we are unable to raise a minimum funding of $30,000 required to conduct our business over the next 12 months, our business may fail.

The Offering, page 5

6. Please briefly disclose here that this is a self-underwritten, direct primary offering with no minimum purchase requirement.

Response: We revised our disclosure briefly disclose that this is a self-underwritten, direct primary offering with no minimum purchase requirement.

Risk Factors, page 6

Because we will export products from China, a disruption in the delivery of exported products may have a great effect on us than our competitors, page 8

7. To help investors better understand the significance that this particular risk may have on your business, please identify the geographical location where you first intend to market your products. To the extent that you intend to market and sell your products outside of China, please expand your “Marketing” disclosure on page 19 to first identify your target market(s), as well as discuss how you plan to penetrate such market(s) to the extent that you may not have a physical presence there. In this regard, please also tell us how you intend to establish initial contact and start negotiations with potential customers, such as contractors and homebuilders (refer to your “Negotiate agreements with potential customers” disclosure on page 19).

Response: We revised our disclosure to identify the geographical location where we first intend to market your products and our target markets. We discussed how we plan to penetrate such markets. Many of our potential customers from our target market attend trade shows where we can negotiate our collaboration and agreements.

Use of Proceeds, page 14

8. Please revise your disclosure to clearly state that the various offering amounts presented are for illustrative purposes only and that the actual amount of proceeds raised, if any, may differ significantly.

Response: We revised the disclosure in accordance with the comments of the commission.

Plan Operation, page 18

Marketing, page 19

9. Please revise your disclosure to provide examples of “more globally known distribution chain stores.”

Response: We revised this disclosure to change the wording.

Description of Business, page 22

Sales and Marketing Strategy, page 22

10. With a view towards disclosure, please explain to us why potential customers would purchase products from you, a third party distributor, rather than order them directly from a supplier such as Tangshan Monopy Ceramic. Please revise your disclosure to provide an objective criterion of what you consider to be “reasonable prices” and how you are able to achieve selling high quality products at reasonable prices.

Response: In China, there is a clear delineation of businesses and areas of activity. Manufactures sell their products through a network of specialized intermediary companies that organize the marketing, transportation and work with customs, and each such company have its narrow focus. So almost every manufacturer is working on the scheme: the manufacturer - the distributer - transport company - export company. Each such company carries only its specific objectives. Therefore, potential customers usually purchase products from a third party distributor that has a direct contract with the manufacture rather than directly from the manufacture.

11. Based on the geographical market you first intend to distribute your products, please supplement your disclosure by providing a brief overview of what that market’s demand for your products currently is, or what is forecasted to be.

Response: We revised the disclosure in accordance with the comments of the commission.

12. You disclose that you will provide products to potential customers at “wholesale” prices. With a view towards disclosure, please tell us what you anticipate your cost basis and profit margin for your products to be.

Response: We revised the disclosure in accordance with the comments of the commission.

Competition, page 23

13. Please expand your discussion of the competitive conditions in your industry, providing also examples of “many barriers of entry in the sanitary engineering market,” taking also into account that you may become a market participant if you are successful in raising $30,000.

Response: We revised the disclosure to provide examples of barriers of entry to our market.

Contracts, page 23

14. Clearly disclose that the contract with Tangshan Monopy Ceramic contains no minimum purchase requirements.

Response: We revised to clearly disclosure that the contract with Tangshan Monopy Ceramic contains no minimum purchase requirements.

Government Regulation, page 24

15. To the extent applicable, please revise your disclosure to discuss the effect of any existing or probable government regulation on your business, including any applicable export or import regulations or controls imposed by the United States of America or any of the countries in which you plan to distribute your products. See Item 101 (h)(4)(ix) of Regulation S-K.

Response: We revised the disclosure in accordance with the comments of the commission.

Directors, Executive Officers, Promoter and Control Persons, page 24

16. Please revise your disclosure regarding Ms. Wang to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as your director in light of your business and structure. Please refer to Item 401(e)(1) of Regulation S-K.

Response: We revised the disclosure in accordance with the comments of the commission.

Certain Relationships and Related Transactions, page 26

17. To the extent that Ms. Wang may be considered a control person or a promoter of the company, expand your disclosure to comply with all material requirements of subparagraphs (c) and (d) of Item 404 of Regulation S-K.

Response: We have expanded our disclosure to state that Mr. Wang is a promoter and control person of the Company, and has included all material requirements of subparagraphs (c) and (d) of Item 404 of Regulation S-K.

18. Disclosure indicates that Ms. Wang, your sole officer and director, has agreed to loan you funds to complete the registration process. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website. Please advise or file as an exhibit to the registration statement a written description of your oral agreement with Ms. Wang.

Response: We have filed as an exhibit to the registration statement a written description of your oral agreement with Ms. Wang.

Future sales by existing stockholders, page 27

19. Please note that Rule 144 may not be available for the resale of securities initially issued by shell companies because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. In this regard, please see Rule 144(i) and SEC Release No.33-8869 (2007). Please revise your disclosure accordingly.

Response: We revised our disclosure in accordance with the comments of the commission.

Plan of Distribution, page 28

20. Please disclose the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Ms. Wang solicit the investors through direct mailings and/or through personal contact, how will she identify those who might have an interest in purchasing shares? Please provide us supplementally with copies of any materials that Ms. Wang intends to use in this regard. Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

Response: We disclosed that Ms. Wang may solicit the investors through personal contact, by telephone or mail/email. She will identify those who might have an interest in purchasing shares among her personal friends and business associates. She will not use any supplementally materials in this regard. We filed a form of the subscription agreement that we will use in this offering as an exhibit to the registration statement.

21. Please revise your disclosure to address how you intend to comply with the applicable requirements of Regulation M as they apply to this offering. For guidance you may wish to refer to Staff Legal Bulletin No. 9 of the Division of Market Regulation available on the Commission’s website.

Response: We revised the registration statement to include a disclosure about how we intend to comply with the applicable requirements of Regulation M as they may apply to the offering.

22. Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

Response: We revised our disclosure in accordance with the comments of the commission.

Please direct any further comments or questions you may have to the company’s email at vesta.int.corp@gmail.com

Thank you.

Sincerely,

/S/ Yan Wang

Yan Wang, President